“SUBMITTED VIA EDGAR”.

June 09, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Re: Response to Comment Letter, dated May 27, 2022

Form 10-K for the Year Ended December 31, 2021

File No. 000-56194

Dear Sir:

We have received your comment letter dated May 27, 2022, and are providing the following response to support the accounting treatment of the License Right, as disclosed in the 10-K for the Year Ended December 31, 2021.

I.	Background of the Transaction

Coeptis Therapeutics, Inc. (“Coeptis” or the “Company”) entered into an arrangement (“License Right”) with VyGen-Bio, Inc. (“VyGen-Bio”) to explore the development and potential sale of the CD38 assets to a third party. The Company acquired ownership rights (the “Intangible Asset”) to two product candidates (the “CD38 Assets”) which entitles the Company to receive 50% of the net sales revenue generated or net profits realized from the license or sale of the CD38 Assets. The Company has not committed to exert any research and development (“R&D”) efforts in the development of the CD38 Assets. The CD38 Assets have initial indications in multiple myeloma and other hematological malignancies (“Targeted Indications”), as well as secondary potential indications for various autoimmune diseases for commercial viability. Further, none of these indications were previously part of any R&D efforts by the Company.

II.	Executive Summary

The Company determined that the CD38 assets have commercial viability either through the development efforts to be performed by VyGen-Bio in order to commercialize the CD38 Assets or through the sale of the CD38 Assets to a potential third-party buyer or licensor. We believe that this asset meets the requirements of ASC 730-10-25-2(c), and the interpretative rationale in the AICPA Accounting and Valuation Guide (the “Guide”), to be capitalized. The discussion below provides the details to support our conclusion that the alternative future use of the asset is valid under the ASC and the Guide because:

•	The initial indications for multiple myeloma and other hematological malignancies are considered “future” and not “present” uses of the CD38 Assets because there was not a current or past similar R&D project of the Company at the time of acquisition.
•	Approval for indications, by the FDA, will be pursued by VyGen-Bio. The Company is not obligated to incur any costs associated with this pursuit. The Company anticipates that either FDA approval or the potential future sale or licensing of the CD38 Assets without any further pursuit for approval to provide future economic benefit. Further, the pursuit of multiple indications demonstrates alternative future economic benefits. The pursuit of alternative future uses is not dependent on the success of any particular R&D project carried out by VyGen-Bio, approval of any one or multiple indications, or the successful sale or licensing of the CD38 Assets.
•	The CD38 Assets, in the form in which the arrangement was entered into, can be marketed for sale to a potential third party without further modification for the pursuit of obtaining FDA approval for the specified multiple indications which the Company deems to be alternative uses.

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III.	Description of the Intangible Asset

The intangible asset that the Company acquired in the License Right transaction was the right to receive 50% of any net revenues generated from commercial sales of the CD38 Assets or the right to receive 50% of the net profit from the subsequent licensing or sale of the CD38 Assets to a third party. The Company also received the right (but not the obligation) to 50% representation on the steering committee to be formed at a future date with regards to the development and commercialization of the CD38 Assets.

IV.	The Alternative Manners in Which the Intangible Asset Will Be Used

The alternative manners in which the Intangible Asset will be used are:

1) to pursue FDA approval for the commercialization of the CD38 Assets by way of our arrangement with VyGen-Bio for the treatment of one or more medical conditions or indications. Specifically, with the goal of obtaining FDA approval, VyGen-Bio identified multiple indications in which there are some data to suggest that the CD38 Assets could potentially provide therapeutic benefits and have commercial viability, and

2) for the Company to sell its rights to the CD38 Assets to a third party, and

3) to sell the CD38 Assets to a third party either in their current state or upon further modifications to be performed by VyGen-Bio. Please note that any future costs incurred for further modifications to the CD38 Assets will be incurred in the manner determined by the Steering Committee.

V.	Alternative Manners in which the Intangible Asset May be Used Are “Alternative Future Uses” Within the Meaning of ASC 730.

ASC 730-10-25-2 (c) (“Intangible Assets Purchased from Others”) provides that the cost of acquired intangibles to be used for a particular R&D project must be expensed if the intangibles have no alternative future uses. Otherwise, the costs of intangible assets that are purchased from others for use in R&D activities and that have alternative future uses (in R&D projects or otherwise) are capitalized and accounted for in accordance with Topic 350. The determination or evaluation of possible future alternative uses is a process dependent on the specific facts and circumstances and involves the exercise of significant judgment.

Application of the provisions of ASC 730 and, in particular, the consideration of future alternative use is complex, particularly as applied to technology in the biotechnology industry, given the nature of R&D related to therapeutic technologies that are subject to protracted regulatory evaluation and approval. The Company respectfully submits that its intended use of the Intangible Asset qualifies as an “alternative future use” within the meaning of ASC 730 based on the provisions of ASC 730 and the related interpretive AICPA guidance.

The AICPA Accounting and Valuation Guide, “Assets Acquired to be Used in Research and Development Activities” (the “Guide”), provides an analytical framework for the classification of alternative uses of intangible assets. While the Guide is not part of the ASC, it is part of the GAAP hierarchy, and its guidance may be helpful to the preparer of financial statements and is generally considered in evaluating appropriate accounting treatment under US GAAP. In addition, while the Guide and its predecessor literature focused primarily on accounting for in-process R&D (IPRD) acquired through a business combination, the Guide does address (in Chapters 3 and 4) the initial and subsequent accounting for purchased intangible assets to be used in R&D.

The Guide provides specific criteria (in paragraphs 3.14-3.16) with respect to the concept of “alternative future use”:

1. Criterion #1: The use of the acquired asset must be for R&D projects that are not in development by the reporting entity (Coeptis) at the time of acquisition. R&D projects in development by the reporting entity at the date of acquisition are considered “present” and not “future.” See Paragraph 3.15 of the Guide.

2. Criterion #2: It must be reasonably expected that the reporting entity (Coeptis) will use the asset acquired in the specified future alternative manner(s) and anticipates economic benefit from the alternative use. See Paragraph 3.14 of the Guide.

3. Criterion #3: The Company’s use of the asset acquired is not contingent on further development of the acquired asset subsequent to its acquisition (i.e., the asset can be used for the alternative use in the general condition it was in when it was acquired). See Paragraph 3.14 of the Guide.

The Company has applied the requirements of ASC 730 and considered the interpretive criteria in the Guide to evaluate whether the Intangible Asset exhibits an acceptable future alternative use.

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Condition satisfying Criterion 1.

Coeptis’ use of the Intangible Asset is for R&D projects that were not in development by Coeptis at the time of acquisition.

The Guide states that to be considered an alternative future use, the buyer or reporting entity cannot have yet undertaken R&D related to that use at the time it acquires the asset in question. The Guide clarifies that R&D is considered to have commenced when more than insignificant costs that qualify as R&D costs have been incurred. If more than insignificant costs have been incurred by the reporting entity related to the indicated future alternative use, it is not considered “future” but rather is considered “present.” If “present,” the use would not qualify as an acceptable alternative use.

1.	The Company’s alternative use of the Intangible Asset is a “future” use, as it has not yet incurred more than insignificant R&D costs in connection with the alternative use.

The Company considered its operations and activities in existence at the date the Intangible Asset was acquired. Prior to this Transaction, Coeptis had not commenced any program to add any multiple myeloma or hemolytic malignancy products. Also, prior to the License Right, Coeptis had not conducted any significant R&D activities on any CD38 Assets or any similar type of compound.

The Company intends to look to VyGen-Bio to obtain FDA approval for the CD38 Assets. The Company believes that multiple myeloma and other hematologic malignancies represent conditions where the CD38 Assets could provide new areas of clinical benefit. As a result, the Company has concluded that the application of the Intangible Asset to pursuing FDA approval and commercialization of the CD38 Assets is a “future” and not “present” use.

2.	Coeptis’ determination that the alternative use of the Intangible Asset is for future use is consistent with the guidance in Paragraph 3.25 of the Guide.

The Guide provides several hypothetical examples to illustrate the practical application of the three criteria. Those examples are illustrations of scenarios in which the future alternative use criteria are not met. In reaching the conclusion that the alternative use of the Intangible Asset is a future use, the Company considered the guidance in Paragraph 3.25 of the Guide.

The example in paragraph 3.25 addresses the application of Criterion #1. In this example, a company licenses a compound for a new drug to be used in multiple indications – all of which are currently under development by the acquiring company. The Guide asks whether the pursuit of R&D for any of the multiple indications would be considered a future alternative use and concludes that they cannot be because each of the indications represented current R&D projects of the acquiring company at the date the compound was licensed.

Coeptis’ acquisition of the Intangible Asset is clearly distinguishable from the circumstances and conclusions described in Paragraph 3.25. In contrast to the example in Paragraph 3.25, prior to the License Right, Coeptis was not pursuing R&D efforts related to any part of treatment of multiple myeloma or other hemolytic malignancies or the development of the CD38 Assets. As a result, the Company concluded that the use of the Intangible Asset to pursue alternative indications meets the requirements of Criterion #1.

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Condition satisfying Criterion 2.

Coeptis “reasonably expects” that it will use the acquired Intangible Asset in the alternative manners; Coeptis anticipates economic benefit from the alternative use.

Paragraph 3.14 of the Guide states that:

For purposes of this guide, reasonably expected is used in the context of its meaning as provided in footnote 18 of paragraph 25 of FASB Concepts Statement No. 6, Elements of Financial Statements (that is, believed on the basis of available evidence or logic but is neither certain nor proved). The task force believes that reasonably expected connotes a slightly greater than 50-percent chance of occurring.

Within this context, it is expected that a reporting entity would satisfy this criteria based upon the exercise of a high degree of judgment and subjectivity but using facts and analysis that are otherwise consistent with its business purposes and plans. As discussed below, Coeptis respectfully submits that it believes there is greater than a 50% likelihood of both alternative future use and economic benefit.

At the time of the License Right and currently, the Company believes that the pursuit of FDA approval for the use of the CD38 Assets in the U.S. for at least one of the Targeted Indications (or one or more other indications) is at least reasonably expected. The Company believes the CD38 Assets are marketable in its current state.

Additionally, Coeptis anticipates economic benefit from the alternative use. The Company based this conclusion on the following facts:

1.	The CD38 Assets has demonstrated technological feasibility.

Discovery and proof of concept studies are shown that CD38 Assets are modified, NK cells that can avoid being ablated by therapies designed to target the CD38 antigen, thus enabling the combination of passive immunity with innate active immunity to target and eradicate CD38 and malignancies more efficiently.

Notwithstanding the Company’s belief, it is more likely than not that it will be successful with the CD38 Asset program as it relates to both alternative future use and economic benefit, we note the Guide’s 50% rule of thumb is not part of the Accounting Standards Codification. Rather, it represents one potential approach that preparers might consider in the evaluation of the “alternative future use” concept.

2.	Negative results with treatment of the CD38 Assets for multiple myeloma or other hematologic malignancies would not affect the Company’s reasonable expectation of economic benefit.

The Company respectfully submits that it would still anticipate economic benefit from the CD38 Assets in the event of negative results with respect to the leading Targeted Indication for the reasons set forth below. In reaching that conclusion, Coeptis considered the example and guidance in Paragraph 3.22 of the Guide, which address the application of Criterion #2.

In this example, a compound for treating certain forms of cancer is acquired. That compound is in early stage of clinical testing (still in Stage I toxicity testing for humans). The compound may be applicable in treating other forms of cancer (the alternative future use). However, if the results of the current efforts are negative, the entire project will be abandoned, and the compound will not be used for potential alternative future uses.

The Guide concludes that it cannot be “reasonably expected” that the future alternative use will be pursued because the pursuit of the future use is specifically dependent on the success of the current R&D efforts. That dependency represents a contingency that cannot be overcome when considering the concept of “reasonably expected.”

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In contrast, the success of Coeptis’ alternative future uses of the CD38 Assets for any specific indication is not dependent on the success of the R&D efforts of a different indication. Although positive non-clinical research in a specific indication will be important to proceed to subsequent phases of the FDA approval program for that indication, development of the CD38 Assets for FDA approval in other indications will not be abandoned if the results in that one specific indication are negative. Instead, the Company, through VyGen-Bio, will continue to seek approval for the other various autoimmune diseases that were identified prior to the close of the License Right.

Therefore, the decision to move forward with a specific indication will likely be due to efficacy signals for that specific medical condition, and in that regard the Company believes that there are a number of indications that may be approved by the FDA that are commercially viable.

The Company acquired the License Right to the CD38 Assets with the intent that FDA approval will be sought to treat at least one of the Targeted Indications. These Targeted Indications were selected because they represent high, unmet medical needs and the Company believes that they will provide a high return on investment. In the event that there are in the future negative developments in its CD38 Assets program with respect to the leading Targeted Indication, the Company will continue to seek, through VyGen Bio, approval for the other indications. Further, the Company will continue to seek the potential sale or licensing of the CD38 Assets to a third party.

Condition satisfying Criterion 3.

Coeptis’ use of the Intangible Asset is not contingent on its further development subsequent to the acquisition date.

The Guide indicates that for the acquired asset to be considered available for a specified future alternative use, that asset itself must not be subject to further R&D. In other words, it must be reasonable that the acquired asset could generally be used as acquired to pursue the alternative use.

As discussed above, the Company has not undertaken any significant R&D with respect to the CD38 Assets since it rights to the Intangible Asset was originally acquired. Most importantly, the Company notes that, at the time the License Rights were obtained, the CD38 Assets required no meaningful modification for it to be applied in the future to seek to obtain FDA approval related to any of the Targeted Indications. As a result, the Company has concluded that the use of CD38 Assets in the specified alternative manner is not contingent upon future development.

In reaching this conclusion, Coeptis considered the example and guidance in Paragraph 3.24 of the Guide, which addresses the application of Criterion #3. In this example, a company acquires two drugs, both of which require the development of a delivery mechanism. The delivery mechanism for Drug #1 is developed and commercial sales have commenced. The delivery mechanism for Drug #2 is under development at the time of acquisition and requires significant R&D. The question raised addresses whether the marketing of the delivery mechanism using Drug #1 can be considered a future use for the R&D of the delivery mechanism as it relates to Drug #2.

The Guide concludes that it cannot be considered a future use, primarily because the delivery mechanism must undergo significant R&D in order for it to be used to deliver Drug #2, and thus fails the condition that the asset must not require significant alteration from the state in which it was acquired in order for the asset to be considered usable for a future use.

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Again, the circumstances surrounding the Intangible Asset are clearly distinguishable from the example in Paragraph 3.24. The CD38 Assets as acquired does not require significant alteration for it to obtain FDA approval for any Targeted Indication or most other indications. The CD38 Assets as acquired do not require significant alternation for the Company to market their rights to the Intangible Asset for licensing or sale to a third party.

Having considered ASC 730 and the interpretive rationale in the Guide, the Company has concluded that it has an alternative future use for the Intangible Asset. The alternative future use is considered valid under the ASC and the Guide because:

•	It is considered a future and not present use of CD38 Assets because there were no current or past similar R&D projects of the Company at the time of the Transaction.
•	Approval of indications, by the FDA, will be pursued by VyGen-Bio. and the Company anticipates the Intangible Asset to provide future economic benefit. The pursuit of the alternative future use is not dependent upon the success of any particular R&D projects or approval of the other indications.
•	The CD38 Assets, in the form in which it was acquired, can be used without material modification for the pursuit of obtaining FDA approval for the specified alternative use.

The Company notes this conclusion is consistent with the circumstances cited in paragraph 3.18 of the Guide for the capitalization of an intangible asset related to R&D.

Development Status of theCD38 Assets

VyGen Bio is currently engaged in ongoing and planned in vitro and in vivo studies of the CD38 Assets, which will lead to further IND-enabling toxicological and efficacy studies for registration in worldwide markets.

Confirmation of Disclosures

The Company confirms that it will continue to provide detailed disclosures in the Business section pursuant to Item 101 of Regulation S-K regarding the status of the research and development of the CD38 Assets.

Sincerely,

/s/ Christine Sheehy

Chief Financial Officer

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